

October 4, 2013

<u>Via E-mail</u>
Mr. Steven Stern
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley Capital I Trust 2011-C3**
> **Morgan Stanley Capital I Trust 2011-C4**
> **Form 10-K**
> **Filed March 29, 2013**
> **Form 10-D**
> **Filed March 28, 2013**
> **File No. 333-167764-01 and File No. 333-167764-02**
>
> **Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5**
> **Form 10-K**
> **Filed March 29, 2013**
> **Form 10-D**
> **Filed April 23, 2013**
> **File No. 333-167764-03**

Dear Mr. Stern:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Rolaine S. Bancroft

                                        Rolaine S. Bancroft
                                        Senior Special Counsel